January 4, 2013

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:     Black Box Corporation
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 21, 2012
Form 10-Q for the Quarterly Period Ended September 29, 2012
Filed November 7, 2012
File No. 000-18706
Management's Response to Comment Letter Dated December 19, 2012

Dear Mr. Gilmore:

Management (“Management”) of Black Box Corporation (the “Company”) has reviewed the comment letter of the Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) dated December 19, 2012 (the “comment letter”) regarding the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2012, filed May 21, 2012 (the “Form 10-K”) and the Form 10-Q for the period ended September 29, 2012, filed November 7, 2012 (the “Form 10-Q”). Please find Management's responses detailed below.

The Company acknowledges the following as it relates to the comment letter:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended March 31, 2012

Business

Backlog, page 4

1. STAFF COMMENT
We note your response to prior comment 1. While we acknowledge that your disclosure may provide meaningful supplemental disclosure, Item 101(c)(1)(viii) of Regulation S-K requires the disclosure of the dollar amount of orders and contracts considered to be firm, regardless of timing for completion, and the amount of orders and contracts expected to be completed within the next 12 months. In future filings, please disclose the total dollar amount of orders and contracts considered to be firm and the amount of orders and contracts expected to be completed within the next 12 months. If you believe that there is not a material difference between what you currently disclose and the total backlog as defined in Item 101, please include such disclosure in future filings. As part of your response, please quantify for us the total dollar amount of orders and contracts considered to be firm as of March 31, 2012.

1. COMPANY RESPONSE
The total dollar amount of orders and contracts considered to be firm as of March 31, 2012 was $311 million. In our Form 10-Q for the period ended December 29, 2012, we will disclose the total dollar amount of orders and contracts considered to be firm and the amount of orders and contracts expected to be completed within the next 12 months in accordance with Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 22

2. STAFF COMMENT
Your response to prior comment 4 indicates that the company's weighted-average cost of capital (WACC) in North America increased from 9.9% for the annual impairment analysis at October 1, 2010 to 11.0% (the highest level in ten years) at October 1, 2011 as a result of fluctuations of multiple components within the WACC. Please describe for us in greater detail the significant contributors to the increased WACC and the underlying reasons for such fluctuations. As part of your response, please clarify for us the significant factors that are and are not readily available to the company on an interim-basis for monitoring the company's WACC.

2. COMPANY RESPONSE
The single most significant contributing factor to the change in WACC in North America from 9.9% for the annual impairment analysis at October 1, 2010 to 11.0% at October 1, 2011 was a 169% increase in our expected industry risk premium from a negative 1.78% for the annual impairment analysis at October 2, 2010 to a positive 1.22% for the annual impairment analysis at October 1, 2011.

The source for our industry risk premium is the Morningstar SBBI Valuation Yearbook. Industry risk premium provides a quantitative method for capturing the risk characteristics of an industry versus the entire market with the market defined as the Standard & Poor's 500 ("S&P 500"). A beta factor representing stock performance/return is developed for each company using a regression analysis over a 60-month time period which measures market returns. The aggregate market returns within an industry as grouped by Standard Industrial Classification ("SIC code") is compared to the S&P 500 market returns and a numeric factor is computed. For those industries with a risk index equal to the S&P 500 market, the industry risk premium will be 0%. For those industries with a risk index less than the S&P 500 market, the industry risk premium will be negative. For those industries with a risk index greater than the S&P 500 market, the industry risk premium will be positive. The increase in our industry risk premium from a negative 1.78% for the annual impairment analysis at October 2, 2010 to a positive 1.22% for the annual impairment analysis at October 1, 2011 indicates that there is greater risk in our industry, relative to the S&P 500, period over period.

We use a third-party valuation firm to provide analysis of WACC rates for our North America, Europe and All Other reporting units in connection with our annual goodwill impairment assessment. Each WACC rate is computed using the following factors: (i) cost of debt, (ii) income tax rate, (iii) median guideline public company debt as a percentage of total capital, (iv) company specific equity as a percentage of total capital and (v) cost of equity. The cost of equity in Europe and All Other are determined using a "country risk rating model" and the cost of equity in North America is computed using the "build-up" method which includes the following factors: (i) risk free interest rate, (ii) long horizon expected risk premium, (iii) expected industry risk premium, (iv) size premium and (v) company specific risk premium.

All of the following information was obtained through our third-party valuation firm. In regard to the WACC rate (excluding cost of equity), the cost of debt and income tax rate are available daily and the median guideline public company debt as a percentage of total capital and company specific equity as a percentage of total capital, which are interrelated, are available quarterly but require additional analysis. Concerning the cost of equity, the country risk rating model used for Europe and All Other is available in May, the risk free interest rate is available daily, the long horizon expected risk premium, expected industry risk premium and size premium are available on an annual basis in March and the company-specific risk premium, which is a subjective metric that accounts for company-specific factors affecting our competitive position in the industry or other risk factors specific to projections, is not available until it is determined at the time of our annual impairment assessment. While certain components of WACC and cost of equity are available at varying times during the interim periods between annual impairment assessments, the Company believes that the WACC from the previous annual impairment assessment, which is a snapshot of a combination of factors as of our annual impairment assessment, represents the most comprehensive and aggregate data available to the Company without engaging our third-party valuation firm to provide interim WACC rates for our reporting units.

During the interim period from October 2, 2010 to October 1, 2011, we were not aware of any events, industry specific or otherwise, that would have led us to believe that our WACC from the previous annual impairment assessment did not continue to be a reasonable approximation of our WACC at the time of our interim monitoring activities.

3. STAFF COMMENT
In your response to prior comment 4 you state that the decreases in unlevered net income were primarily the result of competitive market conditions. In your Q3 2012 earnings conference call on January 31, 2012, management estimated that approximately 75% of the impairment charge can be allocated to acquisitions made prior to 2003, which were primarily focused on acquisitions in your data infrastructure business. However, we note that in your October 1, 2011 Form 10-Q you disclose increases in revenue and gross profit for data infrastructure for the 3- and 6-months ended October 1, 2011. Please describe for us in greater detail the specific changes in competitive market conditions, such as by customer type and/or product offerings, which resulted in decreases in your forecasted unlevered net income as of the Fiscal 2012 annual goodwill impairment analysis. As part of your response, please explain to us how the disclosures in the October 1, 2011 Form 10-Q were reflective of the decline in forecasted results for the data infrastructure business which appear to have contributed to the goodwill impairment.

3. COMPANY RESPONSE
The decreases in unlevered net income discussed in our response were decreases relative to the forecasts used in the prior year's annual impairment assessment as of October 2, 2010. The decreases in our forecasted unlevered net income in our annual impairment assessment as of October 1, 2011 were the result of competitive market conditions due to our short-term strategy to competitively price targeted bids to capture additional new projects and new clients as well as a challenging economic environment in which clients utilized market leverage to negotiate lower prices on final awards, each of which negatively affected our near-term profitability and overall fair value.

On the other hand, in our October 1, 2011 Form 10-Q, we are comparing the revenues, gross profit and gross profit margin in our Data Infrastructure business from period to period, noting increases in revenues and gross profit and a decrease in gross profit margin, all of which also were the result of short-term strategy to competitively price targeted bids to capture additional new projects and new clients. The increase in revenues and gross profit would have increased fair value using a cash flow model and would have decreased, not increased, the probability of an impairment.

Management's estimate that 75% of the impairment charge related to data infrastructure businesses purchased prior to 2003 was the result of the relationship of the cumulative value of goodwill from data infrastructure companies acquired between 1998-2003 and the corresponding cash flows as of October 1, 2011, and was not based upon current period results against the forecasted results.

Based on the foregoing, at the time of the filing of our October 1, 2011 Form 10-Q, the company did not expect that its goodwill had been impaired as of that time.

4. STAFF COMMENT
In your response to prior comment 4 you describe your interim monitoring in a general sense and indicate that during the interim period from October 2, 2010 to October 1, 2011, the company believed the carrying value of goodwill was recoverable and, thus, there was no need for an interim goodwill impairment assessment. We note that in both your Q1 2012 and Q2 2012 earnings releases, management lowered the forecasted revenue and operating earnings per share ranges for Fiscal 2012. Please provide us with a summary of the actual results of your interim monitoring for each reporting period during this period, including the quarterly updates to your profitability forecasts, and compare those forecasts to those used in your FY 2011 impairment test.

4. COMPANY RESPONSE
The following table summarizes the surplus between the estimated fair value of the reporting unit over the net book value of the reporting unit as of October 2, 2010 which was disclosed in our Form 10-Q for period ending January 1, 2011.

	North America	Europe	All Other
Surplus	$132,206	$10,032	$37,847

As previously noted, during the third quarter of its fiscal year, the Company conducts its annual goodwill impairment assessment using the end of the second quarter of its fiscal year as the reference date. Due to the timing of the completion of the annual assessment relative to the timing of our third quarter, the Company does not formally document its interim monitoring of profitability forecasts used in the most recent annual goodwill impairment assessment during the third quarter ending December 31. During the fourth quarter ending March 31, the first quarter ending June 30 and the second quarter ending September 30, the Company does formally document its interim monitoring of profitability forecasts used in the most recent annual goodwill impairment assessment which is summarized below.

The following table represents the revenue and profitability forecasts for the fiscal years ended March 31, 2011 ("FY11") and March 31, 2011 (“FY12”) included in the annual goodwill impairment assessment as of October 2, 2010. We note that the forecast for FY11 includes six months of actual results and six months of forecast results.

Forecast as of 10/2/10	FY11	FY12
Revenues
North America	$911,516	$947,977
Revenue growth		4.0%
Europe	$102,738	$105,821
Revenue growth		3.0%
All Other	$36,928	$38,036
Revenue growth		3.0%

Profit
North America	$101,252	$111,659
Europe	$9,513	$11,999
All Other	$6,474	$6,486

Profit margin
North America	11.1%	11.8%
Europe	9.3%	11.3%
All Other	17.5%	17.1%

Our annual goodwill impairment assessment as of October 2, 2010 also utilized revenue and profitability forecasts for the fiscal years ending March 31, 2013 ("FY13") and March 31, 2014 (“FY14”) but, for the reasons disclosed below, there were no adjustments made to such forecasts during the interim assessment periods and, therefore, we have not presented those forecasts in our table above.

The following table represents a comparison of forecasted revenue and profitability and actual revenue and profitability for the six-month period ending March 31, 2011 used for our interim monitoring activities at March 31, 2011.

Six-months ended March 31, 2011	Forecast	Actual	% difference
Revenues [1]
North America	$460,157	$440,492	(4.3)%
Europe	$52,572	$54,998	4.6%
All Other	$19,071	$19,172	0.5%

Profit
North America	$41,022	$45,676	11.3%
Europe	$5,504	$5,297	(3.8)%
All Other	$3,316	$3,253	(1.9)%

Profit margin
North America	8.9%	10.4%	1.5%
Europe	10.5%	9.6%	(0.9)%
All Other	17.4%	17.0%	(0.4)%
1 In review of the interim monitoring activities at March 31, 2011, we noted a slight discrepancy in the data for the forecasted and actual revenues for each reporting unit that would have had an immaterial impact on our review of profit margin. Profit margin differences from forecast to actual using accurate data would have resulted in 0.6%, 0.1% and (0.2%) for North America, Europe and All Other, respectively, compared to 1.5%, (0.9%) and (0.4%) for North America, Europe and All Other, respectively, as reported in the table above and as utilized by us for our interim analysis. This discrepancy did not change the conclusions reached below and, in fact, would have supported such conclusion to a greater extent than the results utilized by us for our interim analysis at March 31, 2011.

The following table represents a comparison of forecasted revenue and profitability and actual revenue and profitability for the nine-month period ending June 30, 2011 used for our interim monitoring activities at June 30, 2011.

Nine-months ended June 30, 2011	Forecast	Actual	% difference
Revenues
North America	$677,486	$693,567	2.4%
Europe	$81,454	$78,926	(3.1)%
All Other	$28,680	$27,806	(3.0)%

Profit
North America	$73,944	$72,381	(2.1)%
Europe	$8,475	$7,681	(9.4)%
All Other	$4,927	$3,900	(20.8)%

Profit margin
North America	10.9%	10.4%	(0.5)%
Europe	10.4%	9.7%	(0.7)%
All Other	17.2%	14.0%	(3.2)%

The following table represents a comparison of forecasted revenue and profitability and actual revenue and profitability for the twelve-month period ending October 1, 2011 used for our interim monitoring activities at October 1, 2011.

Twelve-months ended October 1, 2011	Forecast	Actual	% difference
Revenues
North America	$914,480	$945,024	3.3%
Europe	$107,909	$105,409	(2.3)%
All Other	$38,189	$37,037	(3.0)%

Profit
North America	$98,730	$94,997	(3.8)%
Europe	$11,446	$10,617	(7.2)%
All Other	$6,537	$5,208	(20.3)%

Profit margin
North America	10.8%	10.1%	(0.7)%
Europe	10.6%	10.1%	(0.5)%
All Other	17.1%	14.1%	(3.0)%

As can be shown in the tables above, our results relative to our forecasts used for our impairment assessment as of October 2, 2010 were relatively consistent. However, in North America for the quarterly periods ended June 30, 2011 and October 1, 2011, while our pipeline and backlog remained strong, we started to find that the competitive environment was very challenging and clients were very diligent in negotiating lower prices on final awards, thus impacting our results for those periods and our forecast for FY12, resulting in the company lowering those forecasts in its earnings releases. During those periods, we had identified and competitively priced targeted bids to capture additional new projects and new clients which decreased our gross profit margins. We believed (and continue to believe) that, as the economy improved, we would realize modest expansion in our gross profit margins. In addition, our fastest growing product lines (Data Infrastructure and Cisco-related products and services) traditionally carry lower gross profit margins which also had a negative impact on the mix in our overall gross profit margin during these periods. Finally, there was a significant decrease in our business with Federal clients which we attributed to delays in funding as well as project and task order initiation during these periods. We note that all information provided above was disclosed in either our Form 10-Q for the period ending June 30, 2011 or October 1, 2011 or our 1Q12 or 2Q12 Earnings Call. In Europe and All Other, for the quarterly periods ended June 30, 2011 and October 1, 2011, the general economic challenges affected both revenue and profitability for those periods.

While, at June 30, 2011 and October 1, 2011, we believed that we had short-term profitability challenges noted above, we believed that the forecasts for the outer years of the forecast period used for our annual assessment as of October 2, 2010, including the terminal year, remained reasonable and, thus, there was no need to change the forecasts for those periods based on the short-term profitability challenges we faced. We note that, when using a discounted cash flow as we do, the outer years in the forecast period, including the terminal year, are significant in determining impairment.

In summary, the foregoing shows why we believed that there was no need for an interim goodwill impairment assessment even though, in both the Q1 2012 and Q2 2012 earnings releases, management lowered the forecasted revenue and operating earnings per share ranges for Fiscal 2012.

5. STAFF COMMENT
In your response to prior comment 6 you indicate that the operating projections are developed at the branch level (i.e., the level of the company which produces revenues and/or incurs expense), which are then aggregated into your operating segments. In your Q3 2012 earnings conference call on January 31, 2012, management estimated that approximately 75% of the impairment charge can be allocated to acquisitions made prior to 2003, which were primarily focused on acquisitions in your data infrastructure business. Please tell us what the branches are within the North America and Europe reporting units. Tell us whether you believe these branches are components and if so, demonstrate how these components have similar economic characteristics. Please refer to ASC 350-20-35-33 through 35-46.

5. COMPANY RESPONSE
The branches represent many physical locations and legal entities around the world obtained primarily as a result of acquisition. These branches cross-sell the Company's service and product offerings to include voice communications, data infrastructure and technology products, typically with a specialization on one of these service offerings. Although discrete financial information is available at the branch level, this financial information is aggregated with other branches prior to review by segment management (note that each of our operating segments has multiple segment managers). We believe these aggregated branches, whose operating results are regularly reviewed by segment management, represent a component of our operating segments. As allowed under ASC 350-35-35, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics such as long-term financial performance, products and services, production processes, class of customers and distribution channels. The Company believes its components have a similar long-term financial performance, similar products and services by virtue of cross-selling the Company's service and product offerings, similar production processes evidenced by similar sourcing and design of services and products, a similar class of customers which include commercial customers operating in various business verticals and government customers and similar distribution channels evidenced by similar service and product delivery mechanisms. Therefore, the Company aggregates the components into its North America, Europe and All Other operating segments.

6. STAFF COMMENT
In your response to prior comment 5 you assert that an increase in WACC or a decrease in profitability, by themselves, would not have produced a deficit in North America. Considering that in both your Q1 2012 and Q2 2012 earnings releases, management lowered the forecasted revenue and operating earnings per share ranges for Fiscal 2012 please tell us how your MD&A disclosures in your October 1, 2011 Form 10-Q adequately addressed known trends and uncertainties that were reasonably likely to have a material impact on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

6. COMPANY RESPONSE
As noted in our response to Comment 4 above and as disclosed in either our Form 10-Q for the period ending June 30, 2011 or October 1, 2011 or our 1Q12 or 2Q12 Earnings Call, our pipeline and backlog remained strong at those times; however, we found that the competitive environment was very challenging and that clients were very willing to utilize market leverage to negotiate lower prices on final awards. We identified and competitively priced targeted bids to capture additional new projects and new clients which decreased our gross profit margins. We believed that, as the economy improved, we would realize modest expansion in our gross profit margins. In addition, our fastest growing product lines (Data Infrastructure and Cisco-related products and services) traditionally carry lower gross profit margins which also had a negative impact on the mix in our overall gross profit margin. Finally, there was a significant decrease in our business with Federal clients which we attributed to delays in funding as well as project and task order initiation.

We do not believe that the lowered forecasted revenue and operating earnings per share ranges for Fiscal 2012 in our Q1 2012 and Q2 2012 earnings releases revealed a trend or uncertainty that required additional disclosure for the Company.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 17: Segment Reporting, page 52

7. STAFF COMMENT
We note your response to prior comment 10 that you consider the underlying agencies and departments of federal, state and local governments as your customers. ASC 280-10-50-42 indicates that a group of entities under common control shall be considered as a single customer, and the federal government, a state government, a local government, or a foreign government each shall be considered as a single customer. Please tell us the amount of revenues attributable to the U.S. federal government, its departments and agencies in the aggregate for the periods presented. If revenues attributable to the U.S. federal government as a single customer are greater than 10% of your total revenue, please confirm that you will provide the required disclosure in future filings.

7. COMPANY RESPONSE
Revenues attributable to the U.S. federal government including its departments and agencies were $190 million, $216 million and $204 million, for the fiscal years ended March 31, 2012, 2011 and 2010, respectively, which represented 17%, 20% and 21% of total revenues for the fiscal years ended March 31, 2012, 2011 and 2010, respectively. In our Form 10-K for the fiscal year ended March 31, 2013, we will provide disclosure, in accordance with ASC 280-10-50-42, of revenues to a single customer that are greater than 10% of our total revenue where the federal government, state government, local government and foreign government each shall be considered as a single customer.

Form 10-Q for the Quarterly Period Ended September 29, 2012

Note 4: Goodwill, page 8

8. STAFF COMMENT
In your response to prior comment 11 you state that during the interim period from October 1, 2011 to September 28, 2012, the company believed the carrying value of goodwill was recoverable and, thus, there was no need for an interim goodwill impairment assessment. Please provide us with an analysis that supports this conclusion. In this regard, we note that the revenues and operating income for the North America and Europe segments has declined for the six month period ended September 30, 2012 as compared to the six month period ended September 30, 2011 and your disclosures on page 33 of your Form 10-K indicate that your goodwill impairment assessment uses data as of the second quarter of your fiscal year. Please provide us with a summary of the actual results of your interim monitoring for each reporting period during this period, including the quarterly updates to your profitability forecasts, and compare those forecasts to those used in your FY 2012 impairment test.

8. COMPANY RESPONSE
During the first quarter of Fiscal 2013 ended June 30, 2012, the Company's revenue and profitability projections for Fiscal 2013 decreased by nearly 12% and 0.7%, respectively. This decrease in revenue and profitability prompted the Company to assess the significance of this decrease in relation to the carrying value of goodwill. The assessment included a comparison of the fair value of the reporting units (using a discounted cash flow model) and the carrying value of the reporting units as of June 30, 2012. Included in the discounted cash flow model were the following assumptions:

•	Base year: we used the Company's current forecasts for Fiscal 2013 that included revenues of $1.031 billion and profitability of 9.2% of revenue.

•	Revenue growth in the forecast period: we used nominal growth of between 1.5% and 2.5% which was achievable based on Management's expectations at the time.

•	Profitability growth in the forecast period: we used a growth rate of 0.5% which was achievable based on Management's expectations at the time.

•
WACC rates were kept consistent because it is a snapshot of a combination of factors as of our annual impairment assessment and represents the most comprehensive and aggregate data available to the Company without engaging our third-party valuation firm to provide analysis of interim WACC rates for our reporting units.

•
All other assumptions were kept consistent with the last annual goodwill impairment assessment completed on October 1, 2011 because the Company did not believe there was a significant change in those assumptions that would decrease fair value.

The fair value of the reporting units, reflecting the decrease in revenue and profitability projections noted above, resulted in a surplus of $53 million, $39 million and $11 million for North America, Europe and All Other, respectively, relative to the carrying value of the reporting units. Based on the results of the assessment, the Company does not believe the revenue and profitability decreases were significant enough to warrant an interim goodwill impairment assessment.

We note that revenue and profitability levels for the second quarter of Fiscal 2013 ended September 30, 2012 were comparable with the revised projections as of June 30, 2012 and, given the surplus noted above, the Company did not believe any additional procedures were necessary.

9. STAFF COMMENT
You indicate in your response that for interim monitoring the company's WACC is held constant because it is computed at a point in time and includes many economic and industrial factors that are not readily available to the company and can fluctuate significantly. We note from management statements on earnings conference calls, that the company's the incremental borrowing rate increased from 1.1% at the Q2 2012 earnings call on November 1, 2011 to 1.7% at the Q2 2012 earnings call held on October 30, 2012. Please describe for us what consideration was given to adjusting the company's WACC on an interim basis for factors that the company was aware of.

9. COMPANY RESPONSE
The incremental borrowing rate that we disclosed on our Q2 2012 earnings call on November 1, 2011 and on our Q2 2013 earnings call on October 30, 2012 is the actual weighted-average interest rate on the outstanding borrowings on the above dates which were available to us under our then current line of credit arrangement. These rates are based on short-term (i.e., three-month prime or LIBOR) interest rates and include an interest-rate-based fee payable under the credit arrangement which can fluctuate significantly from period to period as a result of interest rate movements and the Company's leverage ratio. The cost of debt used in our WACC is based on long-term interest rates that are less likely to fluctuate period over period than the short-term rates. While short-term and long-term interest rates can move in unison, a change in short-term rates does not necessarily correlate to a change in long-term rates and vice versa. The Company notes that our WACC is more heavily weighted to cost of equity capital than to cost of debt capital and, therefore, a change in the cost of debt during interim periods would not have a material impact on our WACC as calculated at the time of our previous annual impairment assessment and would not have led us to reasonably conclude that our WACC as calculated at the time of our previous annual impairment assessment did not continue to be a reasonable approximation of our WACC at the time of our interim monitoring activities.
As noted in our response to comment #2 above, certain components of WACC and cost of equity are available at varying times during the interim periods between annual impairment assessments. However, the Company believes that the WACC as most recently calculated by the Company, which is a snapshot of a combination of factors as of our annual impairment assessment, represents the most comprehensive and aggregate data available to the Company without engaging our third-party valuation firm to provide analysis of interim WACC rates for our reporting units.

If the Staff would like to discuss these responses further, please contact me at (724) 873-6795.

Very truly yours,

/s/ Timothy C. Huffmyer
Timothy C. Huffmyer
Vice President, Chief Financial Officer,
Treasurer, Secretary and Principal Accounting Officer